UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant's name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, July 20, 2010

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Av. Libertador Bernardo O’Higgins 1449
Santiago

Re:           Disclosure of Material Event.

Dear Commissioner:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of 1989 of the Commission, please be advised that Lan Airlines S.A. (LAN) and Airbus S.A.S. have agreed to the purchase of fifty aircraft in the Airbus A320 family that will be gradually incorporated to LAN’s operations between 2012 and 2016.  The Aircraft in question include the Airbus A319 and A320 models and, for the first time, A321 aircraft with the capacity to carry around 210 passengers.  The aircraft are appraised at approximately US$4.15 billion, according to the list price.

Please also be advised that LAN and CFM International, Inc. have agreed to the purchase of CFM56-5B engines for the Airbus A320 aircraft that will be added to the fleet starting in 2011.

The purchase of this aircraft is part of the long-term strategic fleet plan.  This plan also involves the sale of 15 Airbus A318 aircraft between 2011 and 2013.

The aforesaid agreements are subject to negotiation, execution and delivery of the final contracts that include the terms and conditions applicable to the transactions described above, which are expected to be finalized in the coming months.

Very sincerely yours,

Alejandro de la Fuente Goic
Vice-President of Finance
LAN Airlines S.A.

cc:	Santiago Stock Exchange
Brokers Exchange – Valparaíso Securities Exchange
Electronic Exchange of Chile
Risk Rating Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2010

Lan Airlines S.A.
/s/ Cristian Toro Cañas By: Cristian Toro Cañas Legal Vice President